

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

18 June2003



SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **6 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Meluak Gold Project/Notification to Overseas Shareholders
dated 18 June2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 6/30



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

18 June2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Please find enclosed copy of correspondence mailed today to Herald shareholders having registered addresses in the USA and Canada.

Yours faithfully

M P WRIGHT
Executive Director

Enc



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

18 June 2003

Dear Shareholder

Please find attached a copy of an announcement made by Herald to the Australian Stock Exchange today.

The offer of shares in Corona Gold Limited referred to in point (2) of that announcement will only be made initially to Herald shareholders who are registered on a record date to be advised, and have registered addresses that are in countries where it is reasonable to make offers of such securities. In particular, holders having registered addresses in the USA or Canada will need to make alternative arrangements prior to the record date (once advised) if they wish to participate in the issue.

Yours faithfully,

M P WRIGHT
Executive Director



Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

18 June 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

MELUAK GOLD PROJECT

NEW VEHICLE, ATTRACTION OF CORNERSTONE INVESTOR

As previously announced, Herald has obtained some highly encouraging initial gold sampling results from this project, located in the Gayo Lues regency in Sumatra. In addition, recent assay results obtained from the latest soil geochemistry survey are now to hand, and significantly increase the area of anomalism from that reported in the March quarterly report. Please see attached updated plan.

In order to provide funding for further exploration on Meluak, Herald proposes the following:

1) Unlisted subsidiary Corona Gold Limited, ("Corona") will acquire a 100% interest in the Meluak Gold Project from Herald for $0.5m on a deferred settlement basis. Herald presently owns 100% of the issued capital of Corona, which comprises 10m shares.

2) Corona will undertake an issue of shares at $0.01 each on a non-renounceable priority 1 for 2 entitlement basis to Herald shareholders who are registered on a record date to be advised. This issue will raise approximately $260,000 before costs, and will increase Corona's total issued capital to approximately 36m shares.

3) Leading investment bank Macquarie Bank Ltd ("MBL"), has agreed to enter a subscription agreement with Corona whereby for $300,000 MBL will subscribe for 2,000,000 shares in Corona, equal to approximately 5% of Corona at that time. Under the subscription agreement MBL will also have the right to participate in future fundraisings of Corona as follows:

   - MBL to have the first right of refusal to receive a placement of up to 7,150,000 shares in Corona at $0.20 each, raising approximately $1,400,000 and taking MBL to 19.9% of Corona; and

   - MBL to have the first right of refusal to underwrite an aggregate amount of $10,000,000 of future capital raisings by Corona.

The entry of MBL in (3) above is subject to normal due diligence matters. Additionally Herald has warranted to MBL that the funds in (2) above will be raised. To ensure that this occurs, a company associated with a Herald director has agreed to underwrite the issue in (2) above for no fee.

A full prospectus for the issue of shares in (2) above will be issued in due course and applications or shares can only be made using the entitlement form which accompanies the prospectus. The prospectus will also detail the risks associated with investment, such as the project's location in Southern Aceh in Indonesia.

Shareholders should also note that, notwithstanding the transaction referred to in this announcement, neither Herald nor Corona have any current intention to apply for the listing of Corona on the Australian Stock Exchange Limited at this time.

The Directors are very pleased to attract on favourable terms an equity partner of the calibre of Macquarie Bank to facilitate the further advancement of the promising Meluak Gold Project.

Yours faithfully



M P Wright
Executive Director

416500N
416000N
415500N
415000N
414500N
414000N
344500E
345000E
345500E
346000E
346500E
347000E
347500E
SIONGAL ONGAL
TELENGAT
MERPUNGE


200ppb Au
100ppb Au
50ppb Au
20ppb Au
5ppb Au


1:20,000
0m
500m
1000m


N

JAG MINING CORPORATION (L) LTD
HERALD RESOURCES LTD

MELUAK PROJECT
KABUPATEN GAYO LUES
SIONGAL ONGAL PROSPECT
SOIL GEOCHEMISTRY - GOLD PPB